UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*
China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
 (Title of Class of Securities)

G21515104
(CUSIP Number)

Jason Norman Lee
Managing Director ,  Legal & Regulatory
Temasek International Pte. Ltd.
60B Orchard Road
#06-18 Tower 2 The
 Atrium@Orchard
 Singapore 238891

With Copies to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing, China
Telephone: + 86 10 5920 1080
Facsimile: + 86 10 5879 3902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Life Sciences Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
V-Sciences Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Introduction

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No.4 to Schedule 13D (this “Amendment No.4”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2019, as amended by Amendment No. 1 filed on January 24, 2020, Amendment No. 2 filed on September 18, 2020 and Amendment No. 3 filed on November 23, 2020 (the “Schedule 13D”), by each of Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Temasek Life Sciences Private Limited (“TLS”) and V-Sciences Investments Pte Ltd (“V-Sciences”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 20, 2021, the Issuer and Merger Sub filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 20, 2021, pursuant to which the Merger became effective on April 20, 2021. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time of the Merger was cancelled and ceased to exist in exchange for the right to receive US$120.00 per share in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, which were cancelled and ceased to exist without consideration, (b) Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent (including Ordinary Shares deemed contributed by the Rollover Securityholders to Parent immediately prior to or at the Effective Time of the Merger pursuant to the Support Agreement), which were cancelled and ceased to exist without consideration, (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Ordinary Shares determined in accordance with Section 238 of the Companies Law of the Cayman Islands, and (d) Ordinary Shares owned by holders who had previously validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands and thereafter have effectively withdrawn such rights to dissent pursuant to agreements entered into between such holders and the Issuer prior to the effective time of the Merger, which were cancelled and ceased to exist in exchange for the right to receive such amounts as specified in such agreements.

As a result of the Merger, the Ordinary Shares ceased to trade on the NASDAQ Global Select Market prior to the opening of trading on April 21, 2021 and became eligible for delisting from the NASDAQ Global Select Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) As a result of the Merger, as described in Item 4 of this Amendment No. 4, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 4 or previously reported in the Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) April 20, 2021.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1* Information regarding the Instruction C persons (which amends and restates Exhibit 1 to the Schedule 13D Amendment No.2 filed with the Commission by the Reporting Persons with respect to the Issuer on September 18, 2020 in its entirety)

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2021

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name: Jason Norman Lee
Title: Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

V-SCIENCES INVESTMENTS PTE LTD

By:	/s/ Khoo Shih
Name: Khoo Shih
Title: Authorised Signatory